Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Kayne Anderson NextGen Energy & Infrastructure, Inc.

Commission File No. 811-22467

Kayne Anderson Closed - End Fund Update: www.kaynefunds.com © 2023 KA Fund Advisors, LLC Overview of KYN & KMF Merger April 2023

# Premier Energy Infrastructure Closed-End Fund

Kayne Anderson
Capital Advisors, L.P.

**Kayne Anderson Energy Infrastructure Fund (KYN) and Kayne Anderson NextGen Energy & Infrastructure (KMF) are combining to create Kayne's flagship energy infrastructure fund**

- Solidifies KYN as the premier entity to provide closed-end fund investors with exposure to a portfolio of energy infrastructure investments
- Merger is about positioning for the future and capitalizing on significant tailwinds in the energy infrastructure sector, including two of the largest macro trends in the energy industry – energy security and the energy transition
- The funds are fortunate to undertake this proposed combination from a position of financial strength

**KYN Portfolio Attributes (pro forma)(1)**

**$2.4 billion** portfolio

~80% of the portfolio in the midstream sector



Utilities
Renewables
Traditional Midstream(2)
Natural Gas + LNG Infra

~20% of the portfolio in utilities / renewable infrastructure

**KYN Investment Objective**

To provide a high after-tax total return with an emphasis on making cash distributions to stockholders.

**KYN Investment Focus**

Achieve KYN's investment objective by investing at least 80% of its total assets in securities of energy infrastructure companies.(3)

(1) Pro forma portfolio based on KYN and KMF portfolios as of February 28, 2023.
(2) Includes diversified, liquids-oriented and G&P midstream companies.
(3) Includes midstream companies, renewable infrastructure companies, and utility companies.

Common Philosophy | Shared Resources | Niche Expertise 2

Key Merger Highlights Common Philosophy | Shared Resources | Niche Expertise 3 Transaction: • Merger of KMF and KYN, with KYN as the surviving entity. KYN will acquire all of KMF’s assets and assume KMF’s liabilities • Each KMF stockholder may elect to receive (1) newly issued KYN common stock (“Stock Consideration”) or (2) cash (“Cash Consideration”) Merger Consideration Detail: • Stock Consideration will be based on the relative per share NAVs (1)(2) • Cash Consideration will be equal to 95% of KMF’s per share NAV immediately prior to the Merger’s closing date. Using KMF’s NAV and stock price as of March 24 th , the Cash Consideration would represent a 19% premium to KMF’s market price on such date (3) • The amount of KMF common stock exchanged for Cash Consideration shall not exceed 15% of KMF’s outstanding shares of common stock (4) Tax Considerations: • The Merger is expected to qualify as a tax - free reorganization • The Merger is not expected to be a taxable event for KYN stockholders or KMF stockholders receiving Stock Consideration (5) • The Merger is expected to be a taxable event for KMF stockholders receiving Cash Consideration (5) Stockholder Approvals: • The Merger must be approved by both KYN and KMF stockholders • Stockholder meetings scheduled to take place on June 20, 2023 • Record date for stockholder meetings is March 27, 2023 (1) The exchange ratio will be determined immediately prior to the Merger’s closing date. As of March 24, 2023, KYN’s NAV per share was $9.51 and KMF’s was $8.41. For illustrative purposes, if these were the NAVs on the day prior to closing of the Merger, then KMF stockholders would be issued approximately 0.884 shares of KYN for each share of KMF. (2) KMF management, its Board of Directors and Kayne Anderson have agreed to elect to receive Stock Consideration. (3) Example for illustrative purposes. (4) KMF stockholders who elect to receive Cash Consideration will be subject to pro - ration to the extent aggregate demand for Cash Consideration exceeds the 15% cap. (5) KMF stockholders should consult with their tax advisors regarding the tax consequences of the Merger and the merger consideration they receive.

$0.200 $0.210 $0.220 Q1 '23 Distribution (paid Jan '23) Q2 '23 Distribution (paid April '23) Pro Forma for Merger (to be paid in quarter after Merger closes) $0.160 $0.160 $0.195 Q1 '23 Distribution (paid Jan '23) Q2 '23 Distribution (paid April '23) Delivering Increased Distributions to Stockholders (1) Yield reflects the annualized distribution rate divided by March 24 th stock price for the corresponding fund. (2) This increase is relative to the distribution paid to stockholders during the first quarter of fiscal 2023 (20 cents per share). (3) KMF’s distribution rate pro forma for the Merger based on (i) KYN’s distribution rate of 22 ¢ multiplied by (ii) an illustrative exchange ratio of 0.884 KYN shares for each share of KMF. See footnote #1 on page 3 of this presentation for a description of how the exchange ratio is calculated. (4) This increase is based on an implied distribution rate of 19.5 cents per KMF share pro forma for the Merger (see footnote #3) relative to KMF’s current distribution rate of 16 cents per share. 5% increase On March 27 th , KYN increased its quarterly distribution rate by 1 ¢ to 21 ¢ per share 22 ¢ per share KYN management announced its intention to recommend another 1 ¢ increase to KYN’s quarterly distribution rate once the Merger closes (to 22 ¢ per share). The cumulative impact would be a 10% increase in KYN’s distribution rate (2) KYN Quarterly Distribution Rate ($ per Share) KMF Quarterly Distribution Rate ($ per Share) Pro Forma for Merger (to be paid in quarter after Merger closes) (3) 10.5% yield (1) 11.0% yield (1) 9.5% yield (1) 11.6% yield (1) Common Philosophy | Shared Resources | Niche Expertise 4 KYN Distributions KMF Distributions 22% increase This increase is on a pro forma basis for the Merger’s completion. It is based on KYN’s expected quarterly distribution rate once the Merger closes (4)

(1) Based on KYN and KMF assets as of February 28, 2023. Exact amount of this waiver to be determined at closing of the Merger (based on assets at closing of the Merger). (2) Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier. (3) Initial asset tier for fee waiver of $2.4 billion in this table is illustrative and based on KYN and KMF assets as of February 28, 2023. The actual amount of the first asset tier will be equal to the combined fund’s assets at closing of the Merger. Common Philosophy | Shared Resources | Niche Expertise 5 Implementing Fee Waivers to Reduce Expenses for Stockholders As part of the Merger, Kayne Anderson has agreed to revise its management fee waiver agreement with KYN o This would significantly reduce the asset value thresholds for such fee waivers Kayne Anderson has also agreed to a second fee waiver o Estimated to be approximately $0.7 million per annum (1) o Waiver ensures that run - rate management fees payable to Kayne Anderson are the same amount as the aggregate management fees that would have been payable if KYN and KMF had remained standalone funds o This waiver will last three years KYN Asset Tiers for Fee Waiver Impact of Change Management Fee Waiver Management Fee (2) Current Revised $0 to $4 billion $0 to $2.4 billion (3) 0.000% 1.375% $4 to $6 billion $2.4 to $4 billion (3) $1.6 billion lower 0.125% 1.250% $6 to $8 billion $4 to $6 billion $2 billion lower 0.250% 1.125% Greater than $8 billion Greater than $6 billion $2 billion lower 0.375% 1.000%

Energy Infrastructure Companies Have Favorable Investment Attributes & Industry Tailwinds Exposure to North American energy sector Energy infrastructure sector is an attractive way to capitalize on the North American energy sector’s favorable outlook Energy security a key priority given evolving geopolitical landscape Matching the growing energy demand across the globe with reliable North American energy “Mission critical” infrastructure assets enabling modern life Connects low - cost, reliable energy to consumers all over the world Energy transition is a multi - decade mega trend in energy sector Inflation Reduction Act creates visibility on cash flows and an attractive runway for long - term growth Highly contracted cash flows supported by strong underlying fundamentals Companies in the energy infrastructure sector are characterized by stable cash flows, high barriers to entry (“competitive moats”) and attractive dividend yields Common Philosophy | Shared Resources | Niche Expertise 6

Premier entity for investing in energy infrastructure via a closed - end fund Diversified portfolio with active management, daily liquidity via NYSE listing, attractive distribution and a single Form 1099 Largest and most liquid closed - end fund focused on the energy infrastructure sector Comprehensive way to invest in the Energy Infrastructure Sector KYN’s portfolio comprised of a mix of North American energy infrastructure companies. KYN’s structure provides maximum flexibility to invest across a full spectrum of public and private companies Passive investment products tracking MLP indices have a limited investment universe (i.e., no exposure to midstream C - corps, utilities or renewable infrastructure) Capitalize on the favorable outlook for the North American energy sector via lower volatility energy infrastructure businesses Exposure to energy transition in an income - oriented vehicle KYN’s portfolio investments are pursuing a variety of different energy transition initiatives KYN’s advisor is a diversified alternative asset manager with a long track record in energy infrastructure and energy industries Kayne Anderson has an experienced team of professionals managing KYN KYN: Premier Energy Infrastructure Closed - End Fund Common Philosophy | Shared Resources | Niche Expertise 7

(1) Record date for this meeting is March 27, 2023. (2) Expected date. Common Philosophy | Shared Resources | Niche Expertise 8 Additional Information Stockholder Meetings (1) June 20, 2023 Key Events Closing Date (2) Prior to end of Fiscal 2023

Disclaimer and Risk Considerations Common Philosophy | Shared Resources | Niche Expertise 9 All investments involve risk, including possible loss of principal . The value of an investment in the funds could be volatile, and you could suffer losses of some or a substantial portion of the amount invested . The funds’ investment objectives, risks, charges and expenses must be considered carefully before investing . For this and other important information, please refer to each fund's most recent prospectus available at www . sec . gov and www . kaynefunds . com . Closed - end funds, unlike open - end funds, are not continuously offered . As with any other stock, total return and market value will fluctuate so that an investment, when sold, may be worth more or less than its original cost . Shares of closed - end funds frequently trade at a market price that is below their net asset value . Performance data quoted represent past performance ; past performance does not guarantee future results . Current performance of the funds may be higher or lower than the performance quoted . NAV returns reflect the deduction of management fees and expenses but do not reflect transaction fees or broker commissions . CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS : This communication contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events . These and other statements not relating strictly to historical or current facts constitute forward - looking statements as defined under the U . S . federal securities laws . Forward - looking statements involve a variety of risks and uncertainties . These risks include, but are not limited to, changes in economic and political conditions ; regulatory and legal changes ; energy industry risk ; leverage risk ; valuation risk ; interest rate risk ; tax risk ; and other risks discussed in detail in each fund’s filings with the SEC, available at www . kaynefunds . com or www . sec . gov . Actual events could differ materially from these statements or from our present expectations or projections . You should not place undue reliance on these forward - looking statements, which speak only as of the date they are made . Kayne Anderson undertakes no obligation to publicly update or revise any forward - looking statements made herein . There is no assurance that either fund’s investment objectives will be attained . This communication shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted . Nothing contained in this communication is intended to recommend any investment policy or investment strategy or consider any investor’s specific objectives or circumstances . Before investing, please consult with your investment, tax, or legal adviser regarding your individual circumstances . This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KYN or KMF . KAYNE ANDERSON : LEADING THE WAY IN ALTERNATIVE NICHE INVESTING SINCE 1984 KA Fund Advisors, LLC ("KAFA") is the adviser to KYN and KMF . Kayne Anderson Capital Advisors, L . P . (collectively "Kayne Anderson"), founded in 1984 , is leading alternative investment management firm focused on real estate, credit, infrastructure/energy, renewables, and growth capital . Kayne’s investment philosophy is to pursue niches, with an emphasis on cash flow, where our knowledge and sourcing advantages enable us to seek to deliver above average, risk - adjusted investment returns . As responsible stewards of capital, Kayne’s philosophy extends to promoting responsible investment practices and sustainable business practices to create long - term value for our investors . Kayne manages over $ 32 billion in assets (as of 1 / 31 / 23 ) for institutional investors, family offices, high net worth and retail clients and employs over 350 professionals in five offices across the U . S . For additional information, please contact investor relations at 877 . 657 . 3863 or email cef@kaynecapital . com . Kayne Anderson Energy Infrastructure Fund, Inc . (NYSE : KYN) is a non - diversified, closed - end management investment company registered under the Investment Company Act of 1940 , as amended, whose common stock is traded on the NYSE . KYN’s investment objective is to provide a high after - tax total return with an emphasis on making cash distributions to stockholders . KYN intends to achieve this objective by investing at least 80 % of its total assets in securities of Energy Infrastructure Companies . See Glossary of Key Terms in KYN’s most recent annual report for a description of these investment categories and the meaning of capitalized terms . Kayne Anderson NextGen Energy & Infrastructure, Inc . (NYSE : KMF) is a non - diversified, closed - end management investment company registered under the Investment Company Act of 1940 , as amended, whose common stock is traded on the NYSE . KMF’s investment objective is to provide a high level of total return with an emphasis on making cash distributions to its stockholders . KMF seeks to achieve its investment objective by investing at least 80 % of its total assets in securities of Energy Companies and Infrastructure Companies . KMF anticipates that the majority of its investments will consist of investments in ”NextGen” companies, which we define as Energy Companies and Infrastructure Companies that are meaningfully participating in, or benefitting from, the Energy Transition . See Glossary of Key Terms in KMF’s most recent annual report for a description of these investment categories and the meaning of capitalized terms .